CARILLON SERIES TRUST

CLASS C

DISTRIBUTION PLAN

SCHEDULE A

The maximum annualized fee rate of the average daily rate asset pursuant to Paragraph 1 of the Carillon Series Trust Distribution Plan shall be as follows:

Carillon Series Trust – Carillon ClariVest Capital Appreciation Fund	1.00%
Carillon Series Trust – Carillon Eagle Growth & Income Fund	1.00%
Carillon Series Trust – Carillon ClariVest International Stock Fund	1.00%
Carillon Series Trust – Carillon Eagle Mid Cap Growth Fund	1.00%
Carillon Series Trust – Carillon Eagle Small Cap Growth Fund	1.00%
Carillon Series Trust – Carillon Reams Core Bond Fund	1.00%
Carillon Series Trust – Carillon Reams Core Plus Bond Fund	1.00%
Carillon Series Trust – Carillon Scout Mid Cap Fund	1.00%
Carillon Series Trust – Carillon Scout Small Cap Fund	1.00%
Carillon Series Trust – Carillon Reams Unconstrained Bond Fund	1.00%

Dated: July 15, 2022